UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CALIFORNIA RESOURCES CORPORATION

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

13057Q305*

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

May 18, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON GoldenTree Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,748,921 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,748,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,748,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (2)
14	TYPE OF REPORTING PERSON IA, PN

(1)	Represents (i) 18,280,152 common shares, $0.01 par value per share “Common Shares”) of the Issuer, and (ii) 468,769 Common Shares that would result from the exercise of 468,769 warrants of the Issuer entitling the holder thereof to purchase one Common Share at an exercise price of $36.00 per share (the “Warrants”).
(2)	Calculated using a denominator of 83,788,429, the sum of (i) 83,319,660 Common Shares outstanding as of April 30, 2021, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2021 (the “Form 10-Q”) and (ii) 468,769 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON GoldenTree Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,748,921 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,748,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,748,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (2)
14	TYPE OF REPORTING PERSON HC, OO

(1)	Represents (i) 18,280,152 Common Shares of the Issuer, and (ii) 468,769 Common Shares that would result from the exercise of 468,769 Warrants.
(2)	Calculated using a denominator of 83,788,429, the sum of (i) 83,319,660 Common Shares outstanding, as reported on the Form 10-Q and (ii) 468,769 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON Steven A. Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,748,921 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,748,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,748,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (2)
14	TYPE OF REPORTING PERSON HC, IN

(1)	Represents (i) 18,280,152 Common Shares of the Issuer, and (ii) Common Shares that would result from the exercise of 468,769 Warrants.
(2)	Calculated using a denominator of 83,788,429, the sum of (i) 83,319,660 Common Shares outstanding, as reported on the Form 10-Q and (ii) 468,769 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON GoldenTree Distressed Master Fund III LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,396,114 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,396,114

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,396,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 5,236,867 Common Shares of the Issuer, and (ii) 159,247 Common Shares that would result from the exercise of 159,247 Warrants.
(2)	Calculated using a denominator of 83,788,429, the sum of (i) 83,319,660 Common Shares outstanding, as reported on the Form 10-Q and (ii) 468,769 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 6 of 8

ITEM 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (as so amended, the “Schedule 13D”) is being filed to amend the Schedule 13D originally filed with the SEC on November 6, 2020, as amended by Amendment No. 1 dated November 10, 2020, and relates to the common shares, $0.01 par value per share (the “Common Shares”), of California Resources Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27200 Tourney Road, Suite 200, Santa Clarita, California.

ITEM 2.	Identity and Background.

No material change.

ITEM 3.	Source and Amount of Funds or Other Consideration.

No material change.

ITEM 4.	Purpose of Transaction.

No material change.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 7 of 8

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is calculated using a denominator of 83,788,429, the sum of (i) 83,319,660 Common Shares outstanding, as reported on the Form 10-Q and (ii) 468,769 Common Shares that would result in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants were exercised.

(c) The information in Item 3 and Item 4 is incorporated herein by reference.

On March 24, 2021, certain Funds and Managed Accounts sold 320 Warrants at a price of $25.43 per Warrant.

On May 18, 2021, certain Funds and Managed Accounts sold 200,000 Common Shares at a price of $28.3988 per Common Share.

On May 18, 2021, certain Funds and Managed Accounts sold 13,159 Common Shares at a price of $28.4672 per Common Share.

On May 18, 2021, certain Funds and Managed Accounts sold 60,118 Common Shares at a price of $28.591 per Common Shares.

On May 18, 2021, certain Funds and Managed Accounts sold 128,625 Common Shares at a price of $28.7148 per Common Shares.

On May 18, 2021, certain Funds and Managed Accounts sold 8,935 Common Shares at a price of $29.0063 per Common Share.

On May 18, 2021, certain Funds and Managed Accounts sold 185,457 Common Shares at a price of $29.0332 per Common Share.

On May 18, 2021, certain Funds and Managed Accounts sold 125 Common Shares at a price of $29.07 per Common Share.

On May 19, 2021, certain Funds and Managed Accounts sold 208,581 Common Shares at a price of $28.755 per Common Share.

Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the past 60 days by any person named in Item 2 hereof.

(d) The disclosure in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 7 of 8

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons (previously filed).
99.2	Form of Registration Rights Agreement between the Issuer, the Reporting Persons and certain other shareholders identified therein (incorporated by reference to Exhibit 10.1 of the Form 8-A12B)

CUSIP No. 13057Q305	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2021

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum

GOLDENTREE DISTRESSED MASTER FUND III LTD

By: GoldenTree Asset Management LP, its investment advisor

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Authorized Person